SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)

                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

                              TAT Technologies Ltd.

6-K Items

     1. Press Release dated December 12, 2008 that reissues TAT Technologies second quarter 2008 results previously issued on August 15, 2008 and incorporates the Company's unaudited consolidated balance sheet as of June 30, 2008.

                                                                          ITEM 1

Press Release                                   Source: TAT Technologies Limited

TAT Technologies Reissues Second Quarter 2008 Results to Include
Consolidated Balance Sheets as of June 30, 2008 and December 31, 2007

Friday December 12, 4:15 pm ET

GEDERA, Israel, Dec. 12 /PRNewswire-FirstCall/ -- TAT Technologies Limited (Nasdaq: TATTF - News), reported today reissued its results for the three and six month periods ended June 30, 2008 to include its consolidated balance sheets as of June 30, 2008 in order to comply with NASDAQ requirements.

TAT Technologies Limited (TAT), directly and through its subsidiaries, provides a variety of services and products to the aerospace industry, such as the manufacture, maintenance and repair of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; other environmental control and cooling systems and a variety of other electronic and mechanical aircraft accessories.

TAT announced net income of $1,404,143 on revenues of $23,199,622 for the three months ended June 30, 2008 compared to net income of $1,923,020 on revenues of $23,064,071 for the three months ended June 30, 2007.

For the six months ended June 30, 2008 TAT announced net income of $2,903,101 on revenues of $45,442,969 compared to net income of $4,508,262 and revenues of $48,091,458 for the same period ended June 30, 2007.

Revenues from the company's three principal lines of business for the three and six month periods ended June 30, 2008 and 2007 were as follows:

                                    Three Months Ended June 30,
                               2008                           2007
                     Revenues        % of Total      Revenues      % of Total
                                      Revenues                      Revenues
                                          In Thousands
    Revenues:
      MRO Services   $13,225            57.0%        $12,606           54.7%
      OEM products     6,936            29.9%          5,918           25.7%
      Parts Services   4,452            19.2%          5,436           23.5%
        Elimination   (1,413)           (6.1%)          (896)          (3.9%)
    Total Revenues    23,200           100.0%         23,064          100.0%

                                    Six Months Ended June 30,
                               2008                           2007
                     Revenues        % of Total      Revenues      % of Total
                                      Revenues                      Revenues
                                          In Thousands
    Revenues:
      MRO Services   $26,210           57.7%        $25,046           51.9%
      OEM products    13,446           29.6%         12,018           24.9%
      Parts Services   8,587           18.9%         13,209           27.7%
        Elimination   (2,800)          (6.2%)        (2,182)          (4.5%)
    Total Revenues    45,443          100.0%         48,091          100.0%


Revenues did not vary significantly during the three month period ended June 30, 2008 compared with the three month period ended June 30, 2007, whereas we experienced a 5.5% decrease in revenues for the six month period ended June 30, 2008 compared with the six month period ended June 30, 2007 resulted from a decrease in the Parts segment during the reported periods compared with those of year 2007, primarily attributed to a one-time transaction the Part segment experienced during the first half of 2007.

The decrease in net income for both the three and six month periods ended June 30, 2008 compared with those of June 30, 2007, is primarily attributable to the decreased revenues of the Part segment. Also impacting net income was Limco-Piedmont initial offering from July 2007, following which (i) our holdings reduced from 100% to 62%, hence our results for the reported periods included minority interest that effectively decreased our net profit compared to first half of 2007; and (ii) the decrease in the net profit of Limco-Piedmont from $1.9 million in the six months ended June 30, 2007 to $0.9 million in the six months ended June 30, 2008, mainly attributed to increased materials labor costs associated with cost of revenues.

About TAT Technologies Ltd.

TAT Technologies Limited provides a variety of services and products to the aerospace industry under three operational segments: (i) OEM products (ii) MRO services and (iii) parts, each with the following characteristics:

Our OEM activities primarily relate to the manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft. We also manufacture and sell other environmental control and cooling systems and a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

Our MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. Our Limco-Piedmont subsidiary operates four FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

Our parts segment focuses on the sale of APU parts propellers and landing gear. We offer parts services for commercial, regional and charter airlines and business aircraft owners.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

                                                     June 30,   December 31,
                                                       2008        2007
                       ASSETS
    Current Assets:
     Cash and cash equivalents                       $17,273     $15,114
     Short-term investments                           21,632      28,806
     Accounts receivable (net of allowance for
      doubtful accounts of  $220 and $155 at
      June 30, 2008 and December 31, 2007,
      respectively)                                   16,526      14,679
     Inventories                                      33,997      28,189
     Other accounts receivable and prepaid expenses    4,828       4,047
       Total current assets                           94,256      90,835

    Funds in respect of employee right upon
     retirement                                        4,685       4,156
    Investment in affiliated company                   5,590          --
    Property, plant and equipment, net                12,737      11,927
    Intangible assets, net                             1,491       1,709
    Goodwill                                           4,814       4,780
       Total assets                                 $123,573    $113,407

        LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities:
     Accounts payables                                $8,519      $7,067
     Other accounts payable and accrued expenses       3,912       4,310
       Total current liabilities                      12,431      11,377

     LONG-TERM LIABILITIES:
      Long-term loans                                  5,000          --
        Liability in respect of employee rights
         upon retirement                               4,853       4,175
        Long-term deferred tax liability                 564         581
                                                      10,417       4,756

    Minority interest                                 24,975      24,481

     SHAREHOLDERS' EQUITY:
     Share capital
     Ordinary shares of NIS 0.9 par value   -
      Authorized: 10,000,000 shares at June 30,
      2008 and December 31, 2007; Issued and
      outstanding: 6,547,671 shares and
      6,542,671 shares at June 30, 2008 and
      December 31, 2007, respectively                  2,202       2,201
     Additional paid-in capital                       39,397      39,308
     Accumulated other comprehensive loss                (36)         --
     Retained earnings                                34,187      31,284

     SHAREHOLDERS' EQUITY:                            75,750      72,793

        Total liabilities and shareholders' equity  $123,573    $113,407

TAT TECHNOLOGIES AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

                             Three months ended      Six months ended
                                  June 30,               June 30,
                              2008        2007       2008        2007
    Revenues
      MRO services          $13,225     $12,606    $26,210     $25,046
      OEM  products           5,523       5,022     10,646       9,836
      Parts services          4,452       5,436      8,587      13,209
                            $23,200     $23,064    $45,443     $48,091
    Cost of revenues
      MRO services           11,130       8,519     20,754      16,877
      OEM  products           3,548       3,442      7,021       6,486
      Parts services          3,588       3,790      6,894      10,814
                             18,266      15,751     34,669      34,177

     Gross profit             4,934       7,313     10,774      13,914

     Selling and
      marketing               1,028         977      2,060       1,851
     General and
      administrative          2,886       3,052      5,712       5,688
       Operating income       1,020       3,284      3,002       6,375
      Financial income
      (expense), net            359         (92)       649        (109)
      Other income, net           -           5          -           5

    Income before
     income taxes and
     minority interest        1,379       3,197      3,651       6,271

    Provision for
     income taxes               168       1,274        557       1,763

    Income before
     minority interest        1,211       1,923      3,094       4,508

    Share in result of
     affiliated
     company prior to
     its consolidation          434           -        434           -
    Minority interest
     income                    (241)          -       (625)          -

    Net income               $1,404      $1,923     $2,903      $4,508

    Basic net income
     per share                $0.21       $0.29      $0.44       $0.70

    Diluted net income
     per share                $0.21       $0.29      $0.44       $0.69

    Weighted average
     number of shares
     - basic              6,542,671   6,542,671  6,542,671   6,403,782
    Weighted average
     number of shares
       - diluted          6,556,606   6,558,689  6,556,847   6,516,413

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Shmuel Fledel
                                                ----------------
                                                Shmuel Fledel
                                                Chief Executive Officer


Date: December 12, 2008